DEFENSE AND HOMELAND SECURITY EXPERT JOINS  PLYMOUTH ROCK TECHNOLOGIES

Plymouth, Massachusetts - April 29, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting edge threat detection technologies, announced today that Douglas Smith, a member of the advisory board, and a director of the operating subsidiary Plymouth Rock Technologies (USA) Inc., joined the board of directors of the public entity, Plymouth Rock Technologies Inc., to take a more active role in the development of the company.

Douglas Smith is the former Assistant Secretary for the U.S. Department of Homeland Security.  Douglas is currently the Managing Partner of Kent Strategies and brings over two decades of international experience in business development, communications, coalition building, public policy, and creating and managing public-private partnerships among Federal, State and local governments, and private industry. He has managed large-scale special projects and initiatives both within and outside of government.  Douglas is a frequent public speaker both domestically and internationally and regularly appears on national television as an expert on national security and managing crisis.

"I am honored to have Douglas join the board of Plymouth Rock Technologies at this critical time in our company's growth cycle. His expertise has been invaluable to the management team. His input and participation as a board member will broaden the scope of his current role." added Dana Wheeler, CEO & President of Plymouth Rock Technologies.

Vivian Katsuris will step down as a director to accommodate Douglas Smith's appointment but will remain as the Company's Corporate Secretary. The Board of Plymouth Rock on behalf of the shareholders wishes to thank Ms. Katsuris for her service as a longstanding board member.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems. The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

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